

November 18, 2020

VIA E-mail

Yolanda Lewis
Yolanda Lewis Innovative Resources Inc.
CEO, President
2752 21st Street
Sacramento, CA 95828

      Re: <u>Yolanda Lewis File No. 811-23372</u>

Dear Ms. Lewis:

      We have reviewed the registration statement for Yolanda Lewis, filed on Form N-8B-4 with the Securities and Exchange Commission on September 30, 2019. Our preliminary review of your filing indicates that it fails to comply with the requirements of the Investment Company Act of 1940, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for compliance with the federal securities laws. We urge you to promptly correct these deficiencies or deregister[i] the investment company created by this filing.

      Sincerely,

      /s/ Deborah L. O'Neal

      Deborah L. O'Neal
      Senior Counsel

cc: Keith A. OConnell, Branch Chief
      Michael J. Spratt, Assistant Director

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[i] To deregister the investment company, submit a completed Form N-8F, available at https://www.sec.gov/files/formn-8f.pdf. *See also* IM Guidance Update 2014-05 - Deregistration of Investment Companies: Applications on Form N-8F (April 2014), available at https://www.sec.gov/investment/im-guidance-2014-05.pdf.